UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 21, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held company

CNPJ/MF 02.421.421/0001-11

NIRE 33.300.324.631

Notice to the Market

TIM announces agreement with American Tower seeking sustainability and evolution of its mobile network

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB), in accordance with article 157 of Law No. 6,404 and the provisions of CVM Resolution No. 44/21, hereby informs its shareholders, the market in general and other interested parties that, as of today, the Company's Board of Directors approved the execution of a new strategic agreement ("Agreement") with American Tower do Brasil - Cessão de Infraestruturas S.A. ("ATC") that redefines the framework of the partnership between the parties.

The Agreement covers the entire park that makes up the current relationship between TIM and ATC, totaling approximately 9,000 towers, which represents about 30% of TIM's entire infrastructure. The new framework consolidates all previous contracts into one, unifying the term until 2034.

The negotiation brings simplification and greater efficiency to the management of the infrastructure park, with emphasis on the following benefits:

•	Updating and aligning contractual clauses with current market conditions, providing greater sustainability and predictability of expenses;
•	Consolidation and unification of rules and contractual aspects, reducing the burden of administrative activities and improving the management process;
•	Predictability for new projects with flexibility to implement solutions that meet the network development plan.

The initiative represents a relevant step in the long-term relationship between TIM and ATC, reinforcing the Company's continuous commitment to operational efficiency, simplification of governance and sustainable evolution of the network. The Agreement is part of TIM's Lease Efficiency Plan ("Efficiency Plan") that has been communicated to the market over the last few quarters and supports the achievement of the objectives and goals that make up the Company's strategic plan.

The Company will keep its shareholders and the market in general informed, pursuant to CVM Resolution No. 44 and the applicable legislation, about the relevant updates related to the Efficiency Plan, which includes (i) other contractual negotiation initiatives, (ii) evolution of the infrastructure sharing project, and (iii) "MAKE" model initiatives[1].

Rio de Janeiro, January 21, 2026.

TIM S.A.

Vicente de Moraes Ferreira

Investor Relations Officer

[1] The MAKE model refers to the construction of one's own sites with or without the help of third parties/partners in the process.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: January 21, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer